

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

October 13, 2017

Stephen T. Cohen
Dechert LLP
1900 K Street, N.W.
Washington, DC 20006

      RE: Angel Oak Strategic Credit Fund ("Fund")
            File Nos.: 333-220480; 811-23289

Dear Mr. Strauss:

On September 15, 2017, the Fund filed a registration statement on Form N-2 to register shares of its common stock under the Securities Act of 1933 (the "Initial Registration Statement"). We understand the Fund, a closed-end management investment company registered under the Investment Company Act of 1940 ("1940 Act"), will operate as an interval fund, conducting quarterly repurchase offers, shares of which will not be listed on a national securities exchange.

Our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement. Where a comment is made with respect to the disclosure in one location of the filing, it applies to similar disclosure found elsewhere.

Prospectus

General

1. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement. In particular, whether the registrant intends to request exemptive relief from various provisions of the 1940 Act in order to issue multiple classes of shares.

Cover Page

2. Please disclose any minimum required offering proceeds in order to begin operating the Fund. Also, please disclose any arrangements to escrow proceeds prior to reaching this minimum required amount. *See* Instruction 5 to Item 1 of Form N-2.

3. The disclosure state that the Fund expects to concentrate its investments (*i.e.*, invest <u>more than 25%</u> of its total assets . . .). The Instruction to Item 8(2) (b) of Form N-2 defines

concentration as investing <u>25 percent or more</u> of the fund's "total assets" in an industry or group of industries. Please revise all references in the disclosure accordingly.

<u>Summary of Terms</u> (pages 1-10)

4. <u>Investment Opportunities and Strategies</u>

    a. The disclosure states that the Fund will invest at least 80% of its net assets, plus any borrowing for investment purposes, in "credit-related instruments," which includes corporate debt and preferred securities, such as preferred securities of banks and diversified financial companies. In the staff's view, a fund with the term "Credit" in its name is required to have a policy of investing 80% in debt securities. Please explain to the staff how the Fund's investment in preferred securities meets the 80% test.

    b. Please disclose whether the 80% policy is fundamental or non-fundamental. If non-fundamental, please disclose that the Fund will provide shareholders with at least 60 days' notice prior to any changes. *See* Rule 35d-1(a)(3)(iii) under the 1940 Act.

    c. Please add disclosure about the Fund's investment in fixed-income securities, including: the expected average duration and maturity of such investments; an explanation of duration and sensitivity to interest rates, including an example (*e.g.*, if a portfolio has a duration of three years, and interest rates increase by 1%, the portfolio would decline in value by approximately 3%); and an explanation of the difference between maturity and duration.

    d. The disclosure states that, for purposes of the Fund's 80% investment policy, the Fund may also invest in derivative instruments that are linked to, or provide investment exposure to, credit instruments. Please clarify how the Fund will value those derivatives for purposes of the 80% policy. Please note that it is the Staff's position that the 80% test in Rule 35d-1 is an asset-based test, not an exposure test, and that all assets, including derivative positions, must be valued on a mark-to-market basis for purposes of calculating compliance with the test.

5. <u>Management Fee</u>. Please disclose that, because the investment advisory fees are also based on assets attributable to the Fund's use of leverage, the Investment Adviser may have a conflict of interest in determining whether to use or increase the Fund's use of leverage. If true, please also disclose that the Investment Adviser will: (a) base its decision regarding whether and how much leverage to use for the Fund on its assessment of whether such use of leverage is in the best interests of the Fund; and (b) seek to manage that potential conflict by periodically reviewing the Fund's performance and use of leverage with the Fund's Board of Trustees.

6. Risk Factors

    a. Please consider using topic headings for each principal risk of investing in the Fund. For example, see "Risk Relating to Investment Strategies and Fund Investments" beginning on page 15.

    b. The prospectus states a policy to concentrate in residential mortgage-backed securities (agency and non-agency) and commercial mortgage-backed securities. Please include in the principal risks section a discussion of the risks of concentrating in those industries.

    c. With respect to return of capital distributions, please add disclosure to explain that such distributions will reduce an investor's tax basis and that, in certain circumstances, such investor may be subject to tax even though the investor has experienced a net loss on his/her investment in the Fund.

    d. The disclosure states there are "significant and potential conflicts of interest" that could impact the Fund's investment returns. Please identify these conflicts of interest.

Summary of Fees and Expenses (page 11)

7. Please insert "(as a percentage of net assets attributable to Common Shares)" as part of the caption "Annual Expenses." *See* Item 3.1. of Form N-2.

8. The prospectus indicates that the Fund may invest in other investment companies. If Acquired Fund Fees and Expenses ("AFFE") are expected to exceed .01% of the Fund's average net assets, they should be reflected in a separate line item in the fee table. If not, please confirm that such fees are included in the line item for "Other Expenses" in the Table. *See* Item 3, Instruction 10 of Form N-2.

9. We note the fee table includes a line item for expenses associated with short sales. If the Fund expects to use short sales as a principal strategy, please revise the strategy disclosure as appropriate to cover the use of short sales.

The Adviser (page 12)

10. Please disclose the principal business address of the investment adviser to the Fund.

Use of Proceeds (page 12)

11. Please disclose how long it is expected to take to fully invest net proceeds in accordance with the Fund's investment objective and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay. If the registrant expects the investment period to exceed three months, the reasons for the expected delay should be stated. It is the view of the Division that an investment company generally, in order to operate in accordance with its investment objective and policies as disclosed in its registration statement, must not take in excess of six months to invest proceeds. *See* Guide 1 to form N-2.

Investment Objective and Strategies (pages 12-15)

12. Since the disclosure in this section describes investments in derivative instruments, please review the Fund's principal strategies and principal risk disclosures to ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments (and the associated principal risks) that the Fund intends to use to achieve its investment objective. *See* Barry Miller Letter to the Investment Company Institute dated July 30, 2010; *see also* Division of Investment Management Guidance No. 2013-03 (July 2013), available at http://www.sec.gov/divisions/investment/guidance/im-guidance-2013-03.pdf. Please also confirm supplementally that each type of instrument named in the derivatives risk disclosure is consistent with the investment strategy of the Fund.

Types of Investments and Related Risks (pages 15-29)

13. Please clarity whether all the risks described in this section are the principal risks of investing in the Fund. We note that certain risks described here are not identified as principal risks in the "Risk Factors" section of the synopsis.

14. Concentration in Mortgage-Backed Securities. Please consider revising the disclosure to read:

Concentration risk results from maintaining increased exposure to the performance of the residential and commercial mortgages held in the mortgage-backed securities in which the Fund will invest. The risk of concentrating in these types of investments is that the Fund will be more susceptible to the risks associated with mortgage-backed securities as discussed below.

15. Derivatives Risks – Swaps. The Fund's use of swaps may include "credit default swaps." The disclosure states that the Fund will "cover" its swap positions by segregating an amount of cash and/or liquid securities as required by the 1940 Act and applicable SEC interpretations and guidance from time to time. Please confirm that, in cases where the Fund is the writer, or seller, of the swap agreement, the segregated amount will be equal to the full, un-netted, amount of the Fund's contractual obligation if the Fund had to pay up (sometimes referred to as the "notional amount").

16. <u>Equity and General Market Risk</u>. The disclosure references the Fund's "investments in equity securities." However, it does not appear that investing in equities is described as an investment strategy of the Fund. Please reconcile the apparent inconsistency.

17. <u>Fixed-Income Instruments Risks</u>. Please provide an example showing how an increase of 1% in interest rates affects the value of the Fund's assets at a given duration.

18. <u>Illiquid Securities Risk</u>. The last sentence of the second paragraph states that liquidity risk may impact the Fund's ability to meet "shareholder redemptions" and as a result, the Fund may be forced to sell securities at inopportune prices. Inasmuch as the Fund is a closed-end interval fund, please revise the reference from "redemptions" to "repurchase requests". *See* Rule 23c-3(d) under the 1940 Act.

19. <u>Large Shareholder Transactions</u>. The disclosure states that shares of the Fund are offered to certain large investors. As a result, the Fund is subject to the risk that those shareholders may purchase or redeem a large amount of shares of the Fund. To satisfy such large shareholder redemptions, the Fund may have to sell portfolio securities at inopportune prices. Inasmuch as the Fund is a closed-end interval fund, and the Fund will be making quarterly repurchase offers between five percent and 25 percent of its common shares outstanding consistent with its Share Repurchase Program, please consider revising the disclosure. We note there are subsequent references to "redemptions" in the prospectus and SAI that may not be applicable to a closed-end interval fund. Please revise the disclosure as applicable.

20. <u>Energy Sector Risk</u>. The disclosure states that the Fund may invest significantly in securities tied to the energy sector and energy infrastructure. However, it does not appear that investing in the energy sector is described as an investment strategy of the Fund. Please reconcile the apparent inconsistency

21. <u>Closed-end Interval Fund; Liquidity Risks</u>. Please revise this heading to read: "Non-Listed Closed-end Interval Fund; Liquidity Risks." In addition, if the Fund's 80% investment policy is not a fundamental policy, please disclose the risks associated with a potential change in fund policy by the board (*i.e.*, investors may be left holding an investment with a strategy they did not anticipate, and limited means by which they may dispose of their investment in the Fund).

<u>Fund Expenses</u> (page 33-34)

22. <u>Expense Limitation Agreement</u>. We note that the Adviser has voluntarily agreed to waive its fees and/or reimburse certain expenses for the first six months of the Fund's operations. With respect to the Advisers ability to recoup advisory fees and/or Fund expenses, please note that recoupment terms are limited to the following conditions: (1) amounts may be recouped only within three years from that date when an amount is waived/reimbursed; (2) the Fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived; and (3) the Fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

Management Fee (page 35)

23.   Please disclose that the management fee paid by the Fund may be higher when leverage is utilized.

Share Repurchase Program (page 38)

24. With respect to the Fund's status as an interval fund, please disclose how it will meet the requirements of Rule 23c-3(b)(10) in light of the illiquid nature of the Fund's investments.

Tax Aspects (page 43)

25. Please specifically address whether shareholders will be subject to the alternative minimum tax. *See* Instruction 2 to tem 10.4 of Form N-2.

Plan of Distribution (page 52)

26. With respect to the Fund's plan for distributing Shares, will the Fund only be sold through certain channels? Also, has the Fund considered adopting any suitability or eligibility requirements for prospective investors?

Statement of Additional Information

Investment Policies and Risks (pages 1-15)

27. Convertible Securities. We note that the Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (*e.g.*, the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and to what extent, the Fund intends to invest or currently invests in CoCos.

28. Securities Lending. In the last sentence of the third paragraph, please clarify "cash-equivalent collateral." The Fund can only accept as collateral cash, US government and agencies securities, and irrevocable standby letters of credit issued by a bank that is not the Fund's lending agent. It is not all cash equivalents.

Investment Restrictions (pages 16-17)

29. With respect to the Fund's fundamental policy on borrowing money, please state the purpose for which the proceeds of such borrowing will be used. *See* Item 17.2.c of Form N-2.

30. Please revise the interpretation of the fundamental investment policy of the Fund related to concentration to read:

Under current SEC and SEC staff interpretation, the Fund would "concentrate" its investment if 25% or more of the Funds total assets would be invested in securities of issuers conducting their principal business activities in the same industry or group of related industries. . . .

Also, with respect to municipal securities, please revise the limitation to exclude private activity municipal securities whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity.

In addition, language stating that there will be no limit on "investment in issuers domiciled in a single jurisdiction" suggests that the Fund may invest more than 25% of its assets in issuers of a particular industry if they are all in a single jurisdiction. This constitutes a freedom of action to concentrate that violates the requirement in Section 8(b)(1). The staff takes the position that "[f]reedom of action to concentrate pursuant to management's investment decision has been considered by the staff to be prohibited by Section 8(b) (1) of the Investment Company Act, unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made." *See* Statements of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975). Please delete the sentence.

About the Portfolio Managers (pages 22-23)

31. Under "Compensation," the disclosure states that each of the Portfolio Managers is eligible to receive a discretionary bonus based on a number of factors, including the profitability of the Adviser and the performance of the accounts they manage. Please describe with specificity the criteria of all factors on which payment of the discretionary bonus is based. *See* Item 21.2 of Form N-2. Further, to the extent there are differences between the method used to determine a portfolio manager's compensation with respect to the Fund and other accounts managed by such portfolio manager, clearly disclose these differences. *See* Instruction 3 to Item 21.2 of Form N-2.

Part C

Financial Statements and Exhibits

32. Please include seed financial statements as required by Section 14(a)(1) of the Investment Company Act of 1940.

33. Please confirm if the Fund intends to invest in CLO equity and if the Fund will comply with the requirements of ASC 325-40.

34. Please include the auditor's consent prior to effectiveness.

35. To the extent the fee waiver/expense reimbursement arrangement is part of a written agreement, please supplementally confirm that you will be filing it as an exhibit to the registration statement as a material contract pursuant to Item 25.2.k of Form N-2.

36. Please confirm that the Fund has received an opinion of counsel regarding the Fund's ability to qualify as a registered investment company under Subchapter M of the IRC. Please file the opinion of counsel as an exhibit to the registration statement. For guidance, please see Staff Legal Bulletin No. 19, *Legality and Tax Opinions in Registered Offerings* (Oct. 14, 2011).

Signatures

37. At the time the registration statement was filed, it was signed by Daniel Fazioli as Treasurer of the Fund. Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement be signed by the Fund's principal financial officer and its comptroller or principal accounting officer in addition to the current signatories. In this regard, any person who occupies more than one of the positions specified in section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

*   *   *   *   *   *   *   *   *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6765 or cowanm@sec.gov.

Sincerely,

/s/ Mark Cowan

Mark Cowan
Senior Counsel